February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (804)788-1883

Don L. Blankenship
Chairman, President and Chief Executive Officer
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

      Re: Massey Energy Company
               Definitive Proxy Statement on Schedule 14A
               Filed April 19, 2007
               File No. 001-07775

Dear Mr. Blankenship:

We have reviewed your January 25, 2008 response to our comments of January 11, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                       Sincerely,

                       Carmen Moncada-Terry
                       Attorney Advisor